

October 5, 2012

<u>Via E-mail</u>
Omagine, Inc.
Frank J. Drohan
President, Chief Executive and Financial Officer
350 Fifth Avenue, Suite 4815-17
New York, NY 10118

      Re: **Omagine, Inc.**
              Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011
              Filed May 17, 2012
              File No. 001-16419

Dear Mr. Drohan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 4</u>

1. We direct your attention to paragraph 3 on page 12. We note your disclosure projecting $900 million dollars of positive cash flows over the seven year period subsequent to the signing of the Omagine Project development agreement. We are unclear the basis as well as the appropriateness to provide such a projection in light of your limited operating history and existing business conditions. We believe it is very difficult, if possible, to reasonably project financial information for any forecasted period more than twelve periods from the most recent historical financial statements presented even with an entity with substantive operations. If you consider revising the disclosure to cover solely the twelve months forecasted financial information from the most recent historical financial statements, please explain and disclose your basis for presenting such projection including the assumptions used to support your projection or revise to remove your disclosures. Reference is made to Item 10(b) of Regulation S-K

Item 9A. Controls and Procedures, page 26

2. Your disclosure does not comply with the requirements within Items 307 and 308 of Regulation S-K. For instance, the disclosure within paragraphs 1, 5, 6 and 7 appears to partly address the internal controls over financial reporting ("ICFR") requirements within Item 308 while the disclosure within paragraphs 3 and 4 appears to partly address the disclosure control and procedures ("DCP") requirements within Item 307. The disclosure within paragraph 2 attempts to address both Item 307 and 308 requirements. We also note in paragraph 4 that you carried out an evaluation of DCP; however, you have not provided management's assessment of the effectiveness of your DCP as required under Item 307 of Regulation S-K. Please amend your filing to clarify your disclosures and provide the required disclosure regarding the evaluation of DCP accordingly. We remind you that management's assessment of the effectiveness of DCP is a separate different disclosure from and must be provided in addition to, management's assessment of the effectiveness of ICFR and that DCP and ICFR cannot be referred to interchangeably.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 36

Related Party Payables, page 37

3. Please revise to provide the information required by Item 404 of Regulation S-K for the related party payables referenced in this section. Please see Item 404(a) and (d) of Regulation S-K.

Report of Independent Registered Accounting Firm, page F-1

4. We note that your December 31, 2011 and 2010 financial statements were audited by Michael T. Studer, CPA LLC and that effective September 7, 2012, the Public Company Accounting Oversight Board ("PCAOB") imposed sanctions on Michael T. Studer, CPA P.C. (the "Firm") and Michael T. Studer, CPA ("Studer"). You can find a copy of the Order that Studer is required to provide to you under the terms of the Order at http://pcaobus.org/Enforcement/Decisions/Documents/09072012_Studer.pdf. Those responsible for the appointment and retention of the external auditor are encouraged to read the PCAOB Order and carefully consider the information contained therein.

    Under the terms of the Order, Studer may not issue or reissue audit reports under certain circumstances for a period of time until the terms of the Order are met. Until such time that Studer is able to issue audit reports without restriction, to the extent the company otherwise plans to retain Studer as the certifying accountant, the company should first consider whether Studer is permitted to issue or reissue an audit report on the company's financial statements to be included in your filings with the Commission.

    Should you decide to change certifying public accountants due to the PCAOB Order, please provide the information required by Item 304 of Regulation S-K for a change in your certifying accountant in Item 4.01 of Form 8-K and in other forms, and disclose that under certain circumstances the PCAOB barred Studer from issuing or reissuing audit reports for a period of time until the terms of the PCAOB Order are met. We believe the bar on the accountant's ability to issue or re-issue PCAOB audit reports would be pertinent disclosure along with other disclosure requirements including whether the former accountant resigned, declined to stand for re-election or was dismissed.

Financial Statements and Notes

5. We note you have no operations and it appears you conduct solely development stage activities under the scope of ASC 915-10-05-2. In that regard, explain to us why you did not present development stage enterprise financial statements in accordance with ASC 915.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angie Kim, Staff Attorney at (202) 551-3535 or Lilyanna Peyser, Staff Attorney at (202) 551-3222 if you have questions regarding legal matters. Please contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments on the financial statements or any other matters.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: David B. Manno, Sichenzia Ross Friedman Ference LLP